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                                 April 2, 1998

Class A Warrantholder
Renaissance Golf Products, Inc.

     Re:  Renaissance Golf Products, Inc. Class A Warrant Agreement Amendment

Dear Class A Warrantholder:

     As you may know, Renaissance Golf Products, Inc. has recently experienced a change in control and a move from Huntington Beach, California, to Draper, Utah. John B. Hewlett is the new Chief Executive Officer and Chairman of the Board of Directors of the Company. The management team has been reconstituted as has the Board of Directors.

     Since the change, sales have more than doubled to just under $6,000,000, up from $2,600,000 in 1996. This year, sales during the first two quarters should exceed total sales for 1997. Management is extremely excited about the new life breathed into the Company.

     As sales grow so do capital requirements. The Company is just completing a private stock offering to raise up to $2,400,000 and intends to raise additional capital to permit continued growth. As part of the Company's financing plan, and in an effort to bring more immediate value to the outstanding Class A Warrants ("Warrants"), currently out-of-the-money, the Company's Board of Directors has resolved to offer a change in pricing on the outstanding Warrant(s) which are set to expire on November 15, 1998.

     The Warrants were originally exercisable at $6.50 per share, subject to adjustment in the event of additional stock issuances and stock splits. As a result of additional stock being issued and the 4:1 reverse split effectuated on November 12, 1997, the current exercise price of the Warrants stands at $10.62 per share. Assuming full subscription of the current private placement, the price of the Warrants will again be adjusted, this time to a price of $9.61.

     The Board has determined to offer you, as a current Warrantholder, the opportunity to have the exercise price of your Warrant(s) reduced to $5.50 per share, to be effective April 15, 1998, conditioned upon your agreeing to an Amendment of your Warrant Agreement reducing the Warrant redemption price from $9.00 to $7.00 and eliminating any further possibility of price adjustments to the Warrant exercise price.

     If you choose to agree to this Board approved Amendment of your Warrant Agreement to reduce the exercise price of your Warrant(s), please sign the Acknowledgment and Consent on the bottom of this letter which shall serve as the "Amendment" to the Warrant Agreement. Please keep a copy for your records and return the original to the Company at 12187 South Business Park Drive, Suite 100, Draper, Utah 84020.
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Class A Warrantholder
April 2, 1998
Page 2


     When the Company receives your signed Amendment, we will notify the transfer agent of the exercise price change. You will then have until November 15, 1998 to exercise the Warrants, unless the price of the stock traded in the market exceeds $7.00 for 10 consecutive trading days and the Company chooses to redeem the Warrants prior to November 15th.

     We appreciate your involvement with Renaissance, and look forward to the continuing success of the Company.

     In the event you have any questions, please contact either Wade M. Mitchell, Vice President of Finance, or Ted B. Paulsen, the Company's Assistant Secretary at (800) 325-4399.

                                             Very truly yours,



                                             John B. Hewlett,
                                             Chairman of the Board

JBH/tbp

                          ACKNOWLEDGMENT AND CONSENT

     I,_________________________________, as a holder of Class A Warrants of
Renaissance Golf Products, Inc., hereby acknowledge receipt of this proposed Amendment to my Warrant Agreement and consent to the Amendment, (1) to reduce the Warrant exercise price from its current level of over $9.00 per share, as stated on the face of the Warrant and as adjusted pursuant to Section 9 of the Warrant Agreement, to $5.50 per share, (2) to reduce the Warrant redemption price from $9.00 per share, pursuant to Section 8 of the Warrant Agreement, to $7.00 per share, and (3) to eliminate any further price adjustments to my Warrant(s) pursuant to Section 9 or any other section of the Warrant Agreement.

     I further acknowledge that the remainder of my Warrant Agreement, other than the Amendments expressly agreed to herein, remains effective as drafted.

                                             "WARRANTHOLDER"


Dated:__________________                     ______________________________
                                             (Signature)



                                             ______________________________
                                             (Print Name)